SC 13D                    Page 1 of 4
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _______)
Triad Guaranty, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
895925105
(Cusip Number)

Check the following box if a fee is being paid with this statement
___.  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with the respect to the subject of class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP NO.   895925105      13D       Page 2 of 4

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person
  Salem Investment Counselors, Inc.
  56-1225913

2 Check the Appropriate Box if a Member of a Group

3 SEC Use Only

4 Citizenship or Place of Organization
  North Carolina

5 Sole Voting Power
   584,680

6 Shared Voting Power


7 Sole Dispositive Power
 584,680

8 Shared Dispositive Power

9 Aggregate Amount Beneficially Owned by Each Reporting Person
 584,680

10     Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11     Percent of Class Represented by Amount in Row 9
 4.13%

12     Type of Reporting Person
  IA

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SCHEDULE 13D                         Page 3 of 4

Item 1(a)   Name of Issuer:
       Triad Guaranty, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       101 S. Stratford Road, Suite 500
       Winston-Salem, North Carolina 27104


Item 2(a)   Name of Person Filing:
       Salem Investment Counselors, Inc.

Item 2(b)   Address of Principal Business Office:
       P. O. Box 25427
       Winston-Salem, North Carolina  27114-5427

Item 2(c)   Citizenship:
       North Carolina Corporation

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   Cusip Number:
       895925105

Item 3(e) (X) Investment Advisor registered under Section 203 of the
       Investment Advisors Act of 1940.

Item 4      Ownership:

       (a)  Amount beneficially owned: 584,680
       (b)  Percent of Class: 4.13%
       (c)  Number of Shares as to which such person has

       (i)  Sole power to vote or to direct the vote: 584,680
       (ii) Shared power to vote or direct the vote:  -0-
       (iii)     Sole power to dispose or direct the
disposition: 584,680
       (iv) Shared power to dispose or direct the disposition of: -0-

Item 5      [X]

Item 6      N/A

Item 7      N/A

Item 8      N/A

Item 9      N/A

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                                SCHEDULE 13D                    Page 4 of 4

Item 10: Certification:
       By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities
and
       were not acquired in connection with or as a participant in any transaction having such purposes or effect.

       Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 2/12/03
                 Date

                 /s/ Dale M. Brown
                 Signature

                 Dale M. Brown, President
                 Name/Title